                                                                    EXHIBIT 20.1

               HEARST-ARGYLE TELEVISION ANNOUNCES PUBLIC OFFERING
                 OF 4.0 MILLION SHARES OF SERIES A COMMON STOCK


                      Thursday, November 6, 1997 09:52 AM


     NEW YORK--Hearst-Argyle Television, Inc. (NASDAQ: HATV) announced today a
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public offering under its existing shelf registration statement of 4,000,000 shares of its series A common stock at a price of $27.00 per share.

The company has also granted to the underwriters an overallotment option for 600,000 additional shares of series A common stock.

Merrill Lynch & Co. is acting as lead underwriter with Credit Suisse First Boston, J.P. Morgan & Co. and Morgan Stanley Dean Witter as co-managers. All of the shares are being offered by the company.

Proceeds from the offering will be used to repay existing indebtedness of the Company.

The Hearst-Argyle television stations reach approximately 11.5 percent of U.S. TV households and comprise the third largest non-network owned television station group in the United States in terms of audience delivered.

Hearst-Argyle Television, Inc., based in New York City, owns and operates network affiliated television stations WCVB-TV, the ABC affiliate in Boston; WTAE-TV, the ABC affiliate in Pittsburgh, Penn.; WGAL-TV, the NBC affiliate in Baltimore, Md.; WLWT-TV, the NBC affiliate in Cincinnati, Ohio; WISN-TV, the ABC affiliate in Milwaukee, Wisc.; KMBC-TV, the ABC affiliate in Kansas City, Mo.; KOCO-TV, the ABC affiliate in Oklahoma City, Ok; WNAC-TV, the Fox affiliate in Providence, R.I.; WDTN-TV, the ABC affiliate in Dayton, Ohio; KITV-TV, the ABC affiliate in Honolulu, Hawaii; WAPT-TV, the ABC affiliate in Jackson, Miss.; and KHBS-TV, the ABC affiliate in Fort Smith, Ark., and its satellite, KHOG-TV, the ABC affiliate in Fayetteville, Ark.

Hearst-Argyle Television also owns and operates Hearst-Argyle Television Productions, which is engaged in the production of programming for cable networks and broadcast stations. In addition, Hearst-Argyle Television provides management services for WWWB-TV, the WB affiliate in Tampa, Fla.; WPBF-TV, the ABC affiliate in West Palm Beach, Fla.; KCWB-TV, the WB affiliate in Kansas City, Mo.; and two radio stations, WBAL-AM and WIYY-FM, Baltimore. These managed stations, other than KCWB, which is operated through a local marketing agreement, are owned by The Hearst Corporation, which is privately held.

In accordance with an order of the Federal Communications Commission, WNAC-TV in Providence, R.I., will be divested because of an overlap with WCVB-TV in Boston; and WDTN-TV in Dayton, Ohio, will be divested because of an overlap with WLWT-TV in Cincinnati, Ohio.

Hearst-Argyle Television's Series A Common Stock trades on the NASDAQ National Market under the trading symbol "HATV."

Copies of the prospectus relating to these securities may be obtained by contacting Merrill Lynch & Co., 250 Vesey Street, World Financial Center, North Tower, New York, N.Y. 10285 (212/499-8415); Credit Suisse First Boston, 11 Madison Avenue, New York, N.Y. 10010 (212/325-2580); J.P. Morgan & Co., 60 Wall Street, New York, N.Y. 10260 (212/648-0517); and Morgan Stanley Dean Witter, 1585 Broadway, New York, N.Y. 10036 (212/761-6775).

     CONTACT:  Hearst-Argyle Television, Inc., New York
               Thomas W. Campo, 212/887-6827

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